The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-163296

SUBJECT TO COMPLETION, DATED JANUARY 18, 2011

PROSPECTUS SUPPLEMENT

(To prospectus dated November 23, 2009)

             Shares

    % Series H Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25 Per Share)

We are offering              of our     % Series H Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.01 per share.

Distributions on the Series H Preferred Shares will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The distribution rate is     % per annum of the $25.00 liquidation preference, which is equivalent to $             per annum per Series H Preferred Share. The first distribution on the Series H Preferred Shares sold in this offering will be paid on April 15, 2011, and will be in the amount of $             per share.

Generally, we may not redeem the Series H Preferred Shares until January     , 2016. On or after January , 2016, we may, at our option, redeem the Series H Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption. In addition, upon the occurrence of a change of control the result of which our common shares and the common securities of the acquiring or surviving entity (or ADRs representing such securities) are not listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on a successor exchange or quotation system, we may, at our option, redeem the Series H Preferred Shares, in whole or in part and within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption. If we exercise our redemption right, you will not have the conversion right described below. The Series H Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed by us or converted in connection with a change of control by you.

Upon the occurrence of a change of control the result of which our common shares and the common securities of the acquiring or surviving entity (or ADRs representing such securities) are not listed on the NYSE, the NYSE Amex Equities or the NASDAQ Stock Market or listed or quoted on a successor exchange or quotation system, you will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem your Series H Preferred Shares) to convert some or all of your Series H Preferred Shares into a number of our common shares equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series H Preferred Share to be converted plus the amount of any accrued and unpaid distributions to and including the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Share distribution payment and prior to the corresponding Series H Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price; and

•	(the “Share Cap”), subject to certain adjustments;

in each case, subject to provisions for the receipt of alternative consideration as described in this prospectus supplement.

The Series H Preferred Shares are subject to certain restrictions on ownership designed to preserve our qualification as a real estate investment trust for federal income tax purposes (“REIT”).

We will file an application to list the Series H Preferred Shares on the NYSE under the symbol “LHOPrH.”

Investing in the Series H Preferred Shares involves a high degree of risk. Before buying any Series H Preferred Shares, you should carefully read the discussion of material risks of investing in the Series  H Preferred Shares under the heading “Risk Factors” on page S-8 of this prospectus supplement and on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2009.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We granted the underwriters the right to purchase within 30 days from the date of this prospectus supplement up to an additional                      Series H Preferred Shares at the public offering price, less the underwriting discount, to cover over-allotments.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about January    , 2011.

Wells Fargo Securities	BofA Merrill Lynch	Raymond James RBS

The date of this prospectus supplement is January     , 2011.

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the SEC. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the Series H Preferred Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus or the documents incorporated by reference herein and therein is accurate as of any date other than their respective dates or such other dates as may be specified therein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference, the information in this prospectus supplement will supersede such information.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, in this prospectus supplement, the terms “company,” “we,” “us” and “our” include LaSalle Hotel Properties and its consolidated subsidiaries, including LaSalle Hotel Operating Partnership, L.P.

LASALLE HOTEL PROPERTIES

LaSalle Hotel Properties, a Maryland real estate investment trust, is a self-managed and self-administered REIT that buys, owns, redevelops and leases primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets.

As of January 17, 2011, we owned interests in 34 hotels with more than 8,500 guest rooms located in 13 markets in nine states and the District of Columbia. Each hotel is leased under a participating lease to LaSalle Hotel Lessee, Inc., our taxable REIT subsidiary, that provides for rental payments equal to the greater of (i) base rent or (ii) participating rent based on hotel revenues. Each of our hotels is managed by an independent hotel operator.

We are the sole general partner of LaSalle Hotel Operating Partnership, L.P., our operating partnership. Substantially all of our assets are held directly or indirectly by, and all of our operations are conducted through, our operating partnership.

Our principal offices are located at 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814. Our phone number is (301) 941-1500. Our website is www.lasallehotels.com. The information contained on our website is not part of this prospectus supplement.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series H Preferred Shares, see “Description of the Series H Preferred Shares” in this prospectus supplement and “Description of Preferred Shares” in the accompanying prospectus.

Issuer	LaSalle Hotel Properties.

Securities Offered	shares of our % Series H Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.01 per share ( shares if the underwriters exercise their over-allotment option in full). We reserve the right to reopen this series and issue additional Series H Preferred Shares either through public or private sales at any time.

Distributions	Investors will be entitled to receive cumulative cash distributions on the Series H Preferred Shares at the rate of % per annum of the $25.00 per share liquidation preference (equivalent to $ per annum per share). Distributions on the Series H Preferred Shares will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first distribution on the Series H Preferred Shares sold in this offering will be paid on April 15, 2011, and will be in the amount of $ per share.

No Maturity	The Series H Preferred Shares have no maturity date, and we are not required to redeem the Series H Preferred Shares. In addition, we are not required to set aside funds to redeem the Series H Preferred Shares. Accordingly, the Series H Preferred Shares will remain outstanding indefinitely unless we decide to redeem them or, under circumstances where you have a conversion right, you decide to convert them.

Optional Redemption	We may not redeem the Series H Preferred Shares prior to January , 2016, except as discussed below and in limited circumstances relating to our continuing qualification as a REIT. On and after January , 2016, we may, at our option, redeem the Series H Preferred Shares, in whole or from time to time in part, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption.

Special Optional Redemption

Upon the occurrence of a “Change of Control,” we may, at our option, redeem the Series H Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption. If, prior to the Change of Control Conversion Date, we exercise our redemption right (whether our optional redemption right or our special optional redemption right), you will not have the conversion right described below.

A “Change of Control” is when, after the original issuance of the Series H Preferred Shares, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of our company entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex Equities (“NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ.

Conversion Rights	Upon the occurrence of a Change of Control, you will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem your Series H Preferred Shares) to convert some or all of your Series H Preferred Shares into a number of our common shares of beneficial interest, par value $0.01 per share, equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series H Preferred Share to be converted plus the amount of any accrued and unpaid distributions to and including the “Change of

Control Conversion Date” (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Share distribution payment and prior to the corresponding Series H Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum), by (ii) the “Common Share Price;” and

•	(the Share Cap), subject to certain adjustments;

in each case, subject to provisions for the receipt of alternative consideration as described in this prospectus supplement.

If we have provided or provide a redemption notice, whether pursuant to our special optional redemption right in connection with a Change of Control or our optional redemption right, you will not have any right to convert your Series H Preferred Shares in connection with the Change of Control Conversion Right and any Series H Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

To see how we define “Change of Control Conversion Date” and “Common Share Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of the Series H Preferred Shares — Conversion Rights.”

Except as provided above in connection with a Change of Control, the Series H Preferred Shares are not convertible into or exchangeable for any other securities or property.

Liquidation Preference	If we liquidate, dissolve or wind up, holders of the Series H Preferred Shares will have the right to receive $25.00 per share, plus any accrued and unpaid distributions to and including the date of payment, before any payments are made to the holders of our common shares.

Ranking	The Series H Preferred Shares rank senior to our common shares and future junior securities, pari passu with our Series B Preferred Shares, our Series D Preferred Shares, our Series E Preferred

Shares, our Series G Preferred Shares and with future parity securities and junior to all of our existing and future indebtedness and any future senior securities, with respect to the payment of distributions and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights	Holders of Series H Preferred Shares generally have no voting rights. However, if we do not pay distributions on the Series H Preferred Shares for six quarterly periods, whether or not consecutive, the holders of our Series H Preferred Shares, voting as a class with the holders of our Series B Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series G Preferred Shares, and any other series of preferred shares that has similar voting rights, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until we pay all distributions which we owe on the Series H Preferred Shares. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding Series H Preferred Shares is required for us to authorize, create or increase shares ranking senior to the Series H Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the holders of the Series H Preferred Shares.

Among other things, we may, without any vote of the holders of the Series H Preferred Shares, issue additional Series H Preferred Shares.

Information Rights

During any period we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series H Preferred Shares are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series H Preferred Shares as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC, pursuant to Section 13 or 15(d) under the Exchange Act if we were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series H Preferred Shares. We will mail (or otherwise provide) the reports to the holders of Series H Preferred Shares within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Listing	We will file an application to list the Series H Preferred Shares on the NYSE under the symbol “LHOPrH.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series H Preferred Shares.

Restrictions on Ownership	Our Declaration of Trust and the articles supplementary creating the Series H Preferred Shares contain restrictions on ownership, including provisions that limit to 9.8% the percentage ownership of the Series H Preferred Shares by any one person or group of affiliated persons. Our Declaration of Trust also contains provisions that limit to 9.8% the percentage ownership of our common shares by any one person or group of affiliated persons. These provisions may limit your ability to convert your Series H Preferred Shares into common shares. Our Board of Trustees may, in its discretion, exempt a person from the 9.8% ownership limits under certain circumstances.

Use of Proceeds	We estimate that our net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $ million (approximately $ million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering for one or more of the following purposes: to redeem our outstanding Series B Preferred Shares, to reduce amounts outstanding under our senior unsecured credit facility, and for future acquisitions, working capital and other general corporate purposes, including redemptions of other outstanding series of preferred shares.

Conflicts of Interest	As described in “Use of Proceeds,” we may use a portion of the net proceeds from this offering to reduce amounts outstanding under our senior unsecured credit facility. Affiliates of the underwriters are lenders under our credit facility and will each receive a pro rata portion of the net proceeds from this offering to the extent that we use any such proceeds to reduce the outstanding balance under such facility. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

Risk Factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement and page 7 of our Annual Report on Form 10-K for the year ended December 31, 2009, to read about certain risks you should consider before buying our Series H Preferred Shares.

Tax Consequences	Certain U.S. federal income tax considerations of purchasing, owning and disposing of the Series H Preferred Shares are summarized in “Additional Federal Income Tax Considerations” on page S-22 of this prospectus supplement, which supplements the discussion under the heading “Federal Income Tax Considerations” in the accompanying prospectus.

RISK FACTORS

Investing in our Series H Preferred Shares involves a high degree of risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Such risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect us. The risks described could affect our business, financial condition, liquidity, results of operations or prospects. In such a case, you may lose all or part of your investment. You should carefully consider the risks described in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision with respect to the Series H Preferred Shares.

In addition to the risks identified in our Annual Report on Form 10-K for the year ended December 31, 2009, we are also subject to the following risks:

Our Series H Preferred Shares are subordinate to our existing and future debt, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

The Series H Preferred Shares will rank junior to all of our existing and future debt and to other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation or similar proceeding. Our future debt may include restrictions on our ability to pay distributions to preferred shareholders. Our Declaration of Trust currently authorizes the issuance of up to 40,000,000 preferred shares in one or more series. In addition, our Board of Trustees has the power under our Declaration of Trust to classify any of our unissued preferred shares, and to reclassify any of our previously classified but unissued preferred shares of any series from time to time, in one or more series of preferred shares. The issuance of additional preferred shares on parity with or senior to the Series H Preferred Shares would dilute the interests of the holders of the Series H Preferred Shares, and any issuance of preferred shares senior to the Series H Preferred Shares or of additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series H Preferred Shares. Other than the conversion right afforded to holders of Series H Preferred Shares that may occur in connection with a change of control as described under “Description of the Series H Preferred Shares — Conversion Rights” below, none of the provisions relating to the Series H Preferred Shares contains any provisions affording the holders of the Series H Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, that might adversely affect the holders of the Series H Preferred Shares, so long as the rights of the Series H Preferred shareholders are not materially and adversely affected.

The Series H Preferred Shares have not been rated.

We have not sought to obtain a rating for the Series H Preferred Shares. No assurance can be given, however, that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of our Series H Preferred Shares. In addition, we may elect in the future to obtain a rating of our Series H Preferred Shares, which could adversely impact the market price of our Series H Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of our Series H Preferred Shares.

As a holder of Series H Preferred Shares, you have extremely limited voting rights.

Your voting rights as a holder of Series H Preferred Shares will be limited. Our common shares are the only class carrying full voting rights. Voting rights for holders of Series H Preferred Shares exist primarily with respect to adverse changes in the terms of the Series H Preferred Shares, the creation of additional classes or series of preferred shares that are senior to the Series H Preferred Shares and our failure to pay distributions on the Series H Preferred Shares.

The change of control conversion feature may not adequately compensate you, and the change of control conversion and redemption features of our Series H Preferred Shares may make it more difficult for or discourage a party from taking over our company.

Upon a change of control, the result of which our common shares and the common securities of the acquiring or surviving entity (or ADRs representing such securities) are not listed on the NYSE, the NYSE Amex Equities or the NASDAQ Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex Equities or the NASDAQ Stock Market, holders of our Series H Preferred Shares will have the right (subject to our special optional redemption right) to convert some or all of their Series H Preferred Shares into our common shares (or equivalent value of alternative consideration) and under these circumstances we will also have a special optional redemption right to redeem the Series H Preferred Shares. See “Description of the Series H Preferred Shares — Special Optional Redemption” and “— Conversion Rights.” Upon such a conversion, holders will be limited to a maximum number of shares equal to the Share Cap. If the Common Share Price is less than $             (which is approximately     % of the per-share closing sale price of our common shares on January     , 2011), subject to adjustment, holders will receive a maximum of              of our common shares per Series H Preferred Share, which may result in a holder receiving value that is less than the liquidation preference of the Series H Preferred Shares. In addition, those features of our Series H Preferred Shares may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common shares and Series H Preferred Shares with the opportunity to realize a premium over the then current market price or that shareholders may otherwise believe is in their best interests.

There is no established trading market for the Series H Preferred Shares, listing on the NYSE does not guarantee a market for our Series H Preferred Shares, and the market price and trading volume of our Series H Preferred Shares may fluctuate significantly.

The Series H Preferred Shares are a new issue of securities with no trading market. We will apply to list the Series H Preferred Shares on the NYSE. However, an active and liquid trading market to sell the Series H Preferred Shares may not develop after the issuance of the Series H Preferred Shares offered hereby or, even if it develops, may not be sustained. Because the Series H Preferred Shares have no stated maturity date, investors seeking liquidity may be limited to selling their shares in the secondary market. If an active trading market does not develop, the market price and liquidity of the Series H Preferred Shares may be adversely affected. Even if an active public market does develop, we cannot guarantee you that the market price for the Series H Preferred Shares will equal or exceed the price you pay for your shares.

The market determines the trading price for the Series H Preferred Shares and may be influenced by many factors, including our history of paying distributions on the Series H Preferred Shares, variations in our financial results, the market for similar securities, investors’ perception of us, our issuance of additional preferred equity or indebtedness and general economic, industry, interest rate and market conditions. Because the Series H Preferred Shares carry a fixed distribution rate, their value in the secondary market will be influenced by changes in interest rates and will tend to move inversely to such changes. In particular, an increase in market interest rates may result in higher yields on other financial instruments and may lead purchasers of Series H Preferred Shares to demand a higher yield on the price paid for the Series H Preferred Shares, which could adversely affect the market price of the Series H Preferred Shares. Historically, the daily trading volume of our preferred shares has been lower than the trading volume of many other securities, including our common shares. As a result, investors who desire to liquidate substantial holdings of the Series H Preferred Shares at a single point in time may find that they are unable to dispose of their shares in the market without causing a substantial decline in the market price of such shares. This may also affect the ability of other investors seeking to dispose of their Series H Preferred Shares in the market at such time to sell their Series H Preferred Shares at a price they believe to be appropriate, including the price originally paid for them.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting the underwriting discount and other estimated offering expenses payable by us, will be approximately $             million (approximately $             million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering for one or more of the following purposes: to redeem our outstanding Series B Preferred Shares, to reduce amounts outstanding under our senior unsecured credit facility, and for acquisitions, working capital and other general corporate purposes, including redemptions of other outstanding series of preferred shares. We may use our senior unsecured credit facility in the future to repay other outstanding debt, to retire some or all of another series of outstanding preferred shares, to fund property acquisitions, and for working capital and other general corporate purposes. At January 17, 2011, the interest rate payable on our senior unsecured credit facility was 1.07% per year and the principal amount outstanding was approximately $106.0 million. Our senior unsecured credit facility has a maturity date of April 13, 2012. Pending application of the net proceeds from this offering as described above, we may invest such proceeds in short-term, interest bearing investments.

Affiliates of the underwriters are lenders under our senior unsecured credit facility. Such affiliates will receive a pro rata portion of the proceeds from this offering to the extent that we use any such proceeds to reduce the outstanding balance under our senior unsecured credit facility. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

In the ordinary course of our business, we continually evaluate properties for our acquisition. At any given time, we may be a party to letters of intent or conditional purchase agreements with respect to possible acquisitions and may be in various stages of due diligence and underwriting as part of our evaluations. Consummation of any potential acquisition is often subject to outstanding conditions. We can give no assurance that we will acquire any particular potential acquisition property or, if we do, what the terms or timing of any such acquisition will be.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred share dividends for the periods shown:

Nine Months Ended September 30, 2010	0.9x	(1)
Year Ended December 31, 2009	0.9x	(2)
Year Ended December 31, 2008	1.1x
Year Ended December 31, 2007	1.3x
Year Ended December 31, 2006	1.9x
Year Ended December 31, 2005	1.2x

(1)	The shortfall of earnings to combined fixed charges and preferred share dividends for the nine months ended September 30, 2010 was approximately $6.3 million.

(2)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $6.7 million.

The ratios of earnings to combined fixed charges and preferred share dividends were computed by dividing earnings by the aggregate of fixed charges and preferred share dividends. For this purpose, earnings consist of pretax income from continuing operations before non-controlling interests, fixed charges (excluding interest capitalized), amortization of capitalized interest, extraordinary items and preferred share dividends. Fixed charges consist of interest expense (including interest costs capitalized), preferred share dividends and amortized premiums, discounts and capitalized expenses related to indebtedness.

DESCRIPTION OF THE SERIES H PREFERRED SHARES

This description of the Series H Preferred Shares supplements the description of the general terms and provisions of our shares of beneficial interest, including preferred shares, contained in the accompanying prospectus. You should consult that general description for further information.

General

We are currently authorized to issue up to 40,000,000 preferred shares in one or more series. Each series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our Board of Trustees may determine by adoption of applicable articles supplementary to our Declaration of Trust.

This summary of the terms and provisions of the Series H Preferred Shares is not complete. Our Board of Trustees will adopt articles supplementary designating the terms of the Series H Preferred Shares, and you may obtain a complete copy of the articles supplementary designating the Series H Preferred Shares by contacting us. In connection with this offering, we will file the articles supplementary with the SEC. Our Board of Trustees may authorize the issue and sale of additional Series H Preferred Shares from time to time.

We will apply to list the Series H Preferred Shares on the NYSE under the symbol “LHOPrH.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series H Preferred Shares.

The transfer agent, registrar and distribution disbursement agent for the Series H Preferred Shares is Wells Fargo Bank, N.A.

Ranking

The Series H Preferred Shares rank senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series H Preferred Shares with respect to payments of distributions or amounts upon our liquidation, dissolution or winding up. The Series H Preferred Shares rank on a parity with our Series B Preferred Shares, our Series D Preferred Shares, our Series E Preferred Shares, our Series G Preferred Shares and future equity securities that we may later authorize or issue and that by their terms are on a parity with the Series H Preferred Shares. The Series H Preferred Shares rank junior to any equity securities that we may later authorize or issue and that by their terms rank senior to the Series H Preferred Shares. Any such authorization or issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series H Preferred Shares. Any convertible debt securities that we may issue are not considered to be equity securities for these purposes. The Series H Preferred Shares are junior to all of our existing and future indebtedness.

Distributions

Holders of the Series H Preferred Shares are entitled to receive, when and as authorized by our Board of Trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of             % per annum of the $25.00 per share liquidation preference, equivalent to $             per annum per share. Distributions are payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first distribution on the Series H Preferred Shares will be paid on April 15, 2011, and will be in the amount of $             per share. Distributions payable on the Series H Preferred Shares for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable distribution falls, or such other date as designated by our Board of Trustees for the payment of distributions that is not more than 90 days nor less than 10 days prior to the distribution payment date.

Our Board of Trustees will not authorize, and we will not pay, any distributions on the Series H Preferred Shares or set aside funds for the payment of distributions if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements that restrict or prevent the payment of distributions on, or the purchase or redemption of, shares; under certain circumstances, these agreements could restrict or prevent the payment of distributions on or the purchase or redemption of Series H Preferred Shares. These restrictions may be indirect, for example covenants requiring us to maintain specified levels of net worth or assets, or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay distributions on the Series H Preferred Shares.

Notwithstanding the foregoing, distributions on the Series H Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series H Preferred Shares will not bear interest, and holders of the Series H Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on Series H Preferred Shares, including any capital gain distributions, will be credited to the previously accrued distributions on the Series H Preferred Shares. We will credit any distribution made on Series H Preferred Shares first to the earliest accrued and unpaid distribution due.

We will not declare or pay any distributions, or set aside any funds for the payment of distributions, on common shares or other shares that rank junior to the Series H Preferred Shares, or redeem or otherwise acquire common shares or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series H Preferred Shares for the current and all past dividend periods. In addition to the exceptions described in the accompanying prospectus, this restriction will not limit our redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our Declaration of Trust in order to preserve our status as a REIT.

If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series H Preferred Shares and all shares that rank on a parity with Series H Preferred Shares, the amount which we have declared will be allocated pro rata to the Series H Preferred Shares and to each parity series of shares so that the amount declared for each Series H Preferred Share and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of the Series H Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at fair market value as determined by our Board of Trustees equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions through and including the date of the payment. The holders of Series H Preferred Shares will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common shares or any other shares of beneficial interest that rank junior to the Series H Preferred Shares. The rights of holders of Series H Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares that is senior to the Series H Preferred Shares. Written notice will be given to each holder of Series H Preferred Shares of any such liquidation not less than 30 days and no more than 60 days prior to the payment date. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series H Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with any other entity, sell, lease, transfer or convey all or substantially all of our property or business, or engage in a statutory share exchange, we will not be deemed to have liquidated. As of September 30, 2010, we had 1,100,000 of our Series B Preferred Shares outstanding, 3,170,000 of our Series D Preferred Shares outstanding, 3,500,000 of our Series E Preferred Shares outstanding and 6,348,888 of our Series G Preferred Shares outstanding, all of which rank pari passu with the Series H Preferred Shares. In the event our assets are insufficient to pay the full liquidating distributions to the holders of Series H Preferred Shares and all other classes or series of our equity securities ranking on a parity with our Series H Preferred Shares, then we will distribute our assets to the holders of Series H Preferred Shares and all other classes or series of parity securities ratably in proportion to the full liquidating distributions they would otherwise have received.

Redemption

We may not redeem the Series H Preferred Shares prior to January     , 2016, except as described below under “— Special Optional Redemption” and “— Restrictions on Ownership.” On and after January     , 2016, at our option upon not less than 30 days’ nor more than 60 days’ written notice, we may redeem the Series H Preferred Shares, in whole or from time to time in part, at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date fixed for redemption.

We will give notice of redemption by publication in a newspaper of general circulation in the City of New York and by mail to each holder of record of Series H Preferred Shares at the address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series H Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of Series H Preferred Shares to be redeemed;

•	the place or places where the certificates for the Series H Preferred Shares are to be surrendered for payment; and

•	that distributions on the Series H Preferred Shares to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the Series H Preferred Shares, the notice of redemption mailed to each shareholder will also specify the number of Series H Preferred Shares that we will redeem from each shareholder. In this case, we will determine the number of Series H Preferred Shares to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series H Preferred Shares called for redemption, then from and after the redemption date, those Series H Preferred Shares will be treated as no longer being outstanding, no further distributions will accrue and all other rights of the holders of those Series H Preferred Shares will terminate. The holders of those Series H Preferred Shares will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions through the redemption date.

The holders of Series H Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series H Preferred Shares on the corresponding payment date notwithstanding the redemption of the Series H Preferred Shares between such record date and the corresponding payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series H Preferred Shares to be redeemed.

The Series H Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under “—Restrictions on Ownership” below.

Subject to applicable law, we may purchase Series H Preferred Shares in the open market, by tender or by private agreement. We are permitted to return any Series H Preferred Shares that we reacquire to the status of authorized but unissued shares.

Special Optional Redemption

Upon the occurrence of a “Change of Control,” we may, at our option, redeem the Series H Preferred Shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption. If, prior to the Change of Control Conversion Date, we have provided or provide notice of redemption with respect to the Series H Preferred Shares (whether pursuant to our optional redemption right or our special optional redemption right), you will not have the conversion right described below under “—Conversion Rights.”

We will mail to you, if you are a record holder of the Series H Preferred Shares, a notice of redemption no less than 30 days nor more than 60 days before the redemption date. We will send the notice to your address, as shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series H Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of Series H Preferred Shares to be redeemed;

•	the place or places where the certificates for the Series H Preferred Shares are to be surrendered for payment;

•

that the Series H Preferred Shares are being redeemed pursuant to our special optional redemption right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control;

•

that holders of the Series H Preferred Shares to which the notice relates will not be able to tender such Series H Preferred Shares for conversion in connection with the Change of Control and each Series H Preferred Share tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date; and

•	that distributions on the Series H Preferred Shares to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the Series H Preferred Shares, the notice of redemption mailed to each shareholder will also specify the number of Series H Preferred Shares that we will redeem from each shareholder. In this case, we will determine the number of Series H Preferred Shares to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series H Preferred Shares called for redemption, then from and after the redemption date, those Series H Preferred Shares will be treated as no longer being outstanding, no further distributions will accrue and all other rights of the holders of those Series H Preferred Shares will terminate. The holders of those Series H Preferred Shares will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions through the redemption date.

The holders of Series H Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series H Preferred Shares on the corresponding payment date notwithstanding the redemption of the Series H Preferred Shares between such record date and the corresponding payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series H Preferred Shares to be redeemed.

A “Change of Control” is when, after the original issuance of the Series H Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of our company entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series H Preferred Shares will have the right, unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series H Preferred Shares as described under “— Redemption” or “— Special Optional Redemption,” to convert some or all of the Series H Preferred Shares held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of common shares per Series H Preferred Share (the “Common Share Conversion Consideration”) equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per Series H Preferred Share to be converted plus the amount of any accrued and unpaid distributions to and including the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series H Preferred Share distribution payment and prior to the corresponding Series H Preferred Share distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Share Price (such quotient, the “Conversion Rate”); and

•	(the Share Cap).

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a common share distribution), subdivisions or combinations (in each case, a “Share Split”) with respect to our common shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of our common shares that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of our common shares outstanding after giving effect to such Share Split and the denominator of which is the number of our common shares outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of our common shares (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will

not exceed      common shares (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional Series H Preferred Shares is exercised, not to exceed      common shares in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common shares will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series H Preferred Shares will receive upon conversion of such Series H Preferred Shares the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of our common shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common shares have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of the Series H Preferred Shares will receive will be the form of consideration elected by the holders of the common shares who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of common shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional common shares upon the conversion of our Series H Preferred Shares. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series H Preferred Shares a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series H Preferred Shares may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Share Price;

•	the Change of Control Conversion Date, which will be a business day occurring within 20 to 35 days following the date of the notice;

•

that if, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem all or any portion of the Series H Preferred Shares, you will not be able to convert Series H Preferred Shares and such Series H Preferred Shares will be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series H Preferred Share;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that the holders of Series H Preferred Shares must follow to exercise the Change of Control Conversion Right.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series H Preferred Shares.

To exercise the Change of Control Conversion Right, the holder of Series H Preferred Shares will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) evidencing Series H Preferred Shares to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of Series H Preferred Shares to be converted; and

•	that the Series H Preferred Shares are to be converted pursuant to the applicable provisions of the Series H Preferred Shares.

The “Change of Control Conversion Date” will be a business day that is no less than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series H Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by holders of our common shares is solely cash, the amount of cash consideration per common share, and (ii) if the consideration to be received in the Change of Control by holders of common shares is other than solely cash, the average of the closing price per common share on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control.

Holders of Series H Preferred Shares may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn Series H Preferred Shares;

•	if certificated Series H Preferred Shares have been issued, the certificate numbers of the withdrawn Series H Preferred Shares; and

•	the number of Series H Preferred Shares, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the Series H Preferred Shares are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of The Depository Trust Company.

Series H Preferred Shares as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series H Preferred Shares, whether pursuant to our optional redemption right or our special optional redemption right. If we elect to redeem Series H Preferred Shares that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series H Preferred Shares will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid distributions thereon to and including the redemption date.

We will deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of Series H Preferred Shares into common shares. Notwithstanding any other provision of our Series H Preferred Shares, no holder of our Series H Preferred Shares will be entitled to convert such Series H Preferred Shares for our common shares to the extent that receipt of such common shares would cause such holder (or any other person) to exceed the share ownership limits contained in our Declaration of Trust and the articles supplementary setting forth the terms of the Series H Preferred Shares. See “— Restrictions on Ownership,” below.

These Change of Control conversion and redemption features may make it more difficult for or discourage a party from taking over our company. See “Risk Factors — The change of control conversion feature may not adequately compensate you, and the change of control conversion and redemption features of our Series H Preferred Shares may make it more difficult for or discourage a party from taking over our company.”

Except as provided above in connection with a Change of Control, the Series H Preferred Shares are not convertible into or exchangeable for any other securities or property.

Voting Rights

Holders of Series H Preferred Shares will have no voting rights, except as follows:

•

If distributions on the Series H Preferred Shares are due but unpaid for six quarterly periods, whether or not consecutive, holders of the Series H Preferred Shares, voting separately as a class with the holders of our Series B Preferred Shares, our Series D Preferred Shares, our Series E Preferred Shares, our Series G Preferred Shares and any other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until all distribution arrearages have been paid or authorized and set aside for payment in full. The voting rights of the holders of Series H Preferred Shares in that circumstance are described more fully in the accompanying prospectus.

•

In addition, the affirmative vote of the holders of at least two-thirds of the outstanding Series H Preferred Shares is required for us to authorize, create or increase shares ranking senior to the Series H Preferred Shares or to amend, alter or repeal our Declaration of Trust in a manner that materially and adversely affects the rights of the holders of the Series H Preferred Shares. These special voting rights of holders of Series H Preferred Shares are described more fully in the accompanying prospectus. For example, the holders of the Series H Preferred Shares will not have any voting rights in the event that there is a merger, consolidation or other event involving us, even if we are not the surviving entity, so long as the Series H Preferred Shares remain outstanding (that is, assumed by the entity surviving the event) with their terms materially unchanged. Such a merger, consolidation or other event will not be deemed to have materially and adversely affected the rights of the holders of the Series H Preferred Shares, even if our Declaration of Trust is amended, altered or repealed as a result of the event. We may also issue additional Series H Preferred Shares, or other parity shares, without any vote of the holders of the Series H Preferred Shares.

In any matter in which the Series H Preferred Shares are entitled to vote, each Series H Preferred Share will be entitled to one vote. If the holders of Series H Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Series H Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

Information Rights

During any period that we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series H Preferred Shares are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series H Preferred Shares as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we would have been required to file with the SEC, pursuant to Section 13 or 15(d) under the Exchange Act if we were subject thereto (other than any exhibits that would have been required), and (ii) within 15 days following written request, supply copies of such reports to any prospective holder of the Series H Preferred Shares. We will mail (or otherwise provide) the reports to the holders of Series H Preferred Shares within 15 days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Restrictions on Ownership

For information regarding restrictions on ownership of the Series H Preferred Shares, see “Description of Common Shares — Restrictions on Ownership” and “Description of Preferred Shares — Restrictions on Ownership” in the accompanying prospectus. The articles supplementary for the Series H Preferred Shares will provide that the ownership limitation described in the accompanying prospectus applies to ownership of Series H Preferred Shares as a separate class. We have the right to purchase or refuse to transfer any Series H Preferred Shares that are excess shares, as provided in our Declaration of Trust. If we elect to purchase such shares, the purchase price will be equal to $25.00 per share, plus any accrued and unpaid distributions through the date of purchase.

Ownership limits also apply to the common shares. See “Description of Common Shares — Restrictions on Ownership” in the accompanying prospectus. Notwithstanding any other provision of the Series H Preferred Shares, no holder of the Series H Preferred Shares will be entitled to convert any Series H Preferred Shares into common shares to the extent that receipt of common shares would cause such holder or any other person to exceed the ownership limits contained in our Declaration of Trust or in the articles supplementary for the Series H Preferred Shares.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain additional federal income tax considerations with respect to the acquisition, ownership, exchange and/or other disposition of our Series H Preferred Shares and supplements the discussion under the heading “Federal Income Tax Considerations” in the accompanying prospectus.

The U.S. federal income tax treatment of holders of our Series H Preferred Shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of acquiring, holding, exchanging or otherwise disposing of our Series H Preferred Shares will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our Series H Preferred Shares.

Recent Legislation

On March 18, 2010, the President signed into law the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”). The HIRE Act imposes a U.S. withholding tax at a 30% rate on dividends and proceeds of sale in respect of our shares received by U.S. shareholders who own their shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the Internal Revenue Service (the “IRS”) to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld. These new withholding rules are generally effective for payments made after December 31, 2012.

On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010 (the “Reconciliation Act”). The Reconciliation Act will require certain U.S. shareholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of shares, subject to certain exceptions. This tax will apply for taxable years beginning after December 31, 2012.

The 15% maximum tax rate for long-term capital gains and qualified dividend income will revert, under recently enacted law, to prior higher rates for taxable years beginning after December 31, 2012. For such years, the capital gains tax rate is scheduled to increase to 20%, the rate applicable to dividends is scheduled to increase to the tax rate then applicable to ordinary income.

Distributions Generally

So long as we qualify as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends or as qualified dividend income will generally be taken into account by shareholders as ordinary income and will not be eligible for the 15% maximum tax rate for individuals or the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our Series H Preferred Shares constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares, and then to our common shares.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we designate as capital gain dividends will generally be taxed to U.S.

shareholders as long-term capital gains without regard to the period for which the U.S. shareholder that receives such distribution has held its shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Dispositions of Our Series H Preferred Shares. In general, a shareholder will realize gain or loss upon the sale, redemption or other taxable disposition of our Series H Preferred Shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder’s adjusted tax basis in the Series H Preferred Shares at the time of the disposition.

Capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our Series H Preferred Shares will generally be subject to a maximum federal income tax rate of 15% (through 2012), if our Series H Preferred Shares are held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2012) if the shares are held for one year or less.

Gains recognized by U.S. shareholders that are corporations are currently generally subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our Series H Preferred Shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Series H Preferred Shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Our Series H Preferred Shares. The tax treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of our Series H Preferred Shares to a holder of such Series H Preferred Shares can only be determined on the basis of the particular facts as to each holder at the time of redemption.

In general, a holder of our Series H Preferred Shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the Series H Preferred Shares redeemed (provided the Series H Preferred Shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the Series H Preferred Shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only the Series H Preferred Shares being redeemed, but also such holder’s ownership of other classes and series of our shares and any options (including stock purchase rights) to acquire any of the foregoing. The holder of our Series H Preferred Shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

If the holder of Series H Preferred Shares owns (actually or constructively) none of our voting shares, or owns an insubstantial amount of our voting shares, based upon current law, it is likely that the redemption of Series H Preferred Shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of our Series H Preferred Shares intending to rely on any of these tests at the time of redemption is urged to consult its tax advisor to determine their application to its particular situation. If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from our Series H Preferred Shares will be treated as a distribution on our shares as described in “Federal Income Tax Considerations” in the accompanying prospectus. If the redemption of a holder’s Series H Preferred Shares is taxed as a dividend, the adjusted basis of such holder’s redeemed Series H Preferred Shares will be transferred to any other shares held by the holder. If the holder owns no other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

With respect to a redemption of our Series H Preferred Shares that is treated as a distribution with respect to our shares, which is not otherwise taxable as a dividend, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury regulations would not permit the transfer of basis in the redeemed shares of the Series H Preferred Shares to the remaining shares held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our Series H Preferred Shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized.

Conversion of Our Series H Preferred Shares into Common Shares. Except as provided below, (i) a shareholder generally will not recognize gain or loss upon the conversion of our Series H Preferred Shares into our common shares, and (ii) a shareholder’s basis and holding period in the common shares received upon conversion generally will be the same as those of the converted Series H Preferred Shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share exchanged for cash). Any common shares received in a conversion that are attributable to accumulated and unpaid dividends on the converted Series H Preferred Shares will be treated as a distribution that is potentially taxable as a dividend. Cash received upon conversion in lieu of a fractional share generally will be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. shareholder has held the Series H Preferred Shares for more than one year. Shareholders are urged to consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such holder exchanges shares received on a conversion of Series H Preferred Shares for cash or other property.

UNDERWRITING (CONFLICTS OF INTEREST)

Subject to the terms and conditions contained in an underwriting agreement among us, our operating partnership, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and RBS Securities Inc., we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the respective number of Series H Preferred Shares shown opposite their names below:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
RBS Securities Inc.

Total

The underwriters have agreed to purchase all of the Series H Preferred Shares sold under the underwriting agreement if any of those Series H Preferred Shares are purchased, other than those Series H Preferred Shares covered by the over-allotment option described below.

We have agreed to indemnify the underwriters and their respective controlling persons against specified liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Series H Preferred Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel and other conditions such as the receipt by the underwriters of officers’ certificates, comfort letters and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the Series H Preferred Shares to the public at the public offering price appearing on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial offering, the public offering price and other selling terms may be changed.

The following table shows the per share and total public offering price, underwriting discount and proceeds before expenses to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option described below.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, exclusive of the underwriting discount, are estimated at approximately $125,000 and are payable by us.

Over-allotment Option

We have granted an option to the underwriters to purchase up to              additional Series H Preferred Shares at the public offering price appearing on the cover page of this prospectus supplement, less the underwriting discount, solely to cover over-allotments. To the extent this option is exercised, each underwriter will become obligated, subject to conditions, to purchase a number of additional Series H Preferred Shares approximately proportionate to that underwriter’s initial purchase commitment. The underwriters may exercise this option for 30 days from the date of this prospectus supplement. If any additional Series H Preferred Shares are purchased, the underwriters will offer the additional Series H Preferred Shares on the same terms as those on which the              Series H Preferred Shares are being offered.

No Sales of Series H Preferred Shares

We have agreed that, for a period of 30 days after the date of this prospectus supplement and subject to certain exceptions, we will not, directly or indirectly, without the prior written consent of Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and RBS Securities Inc., offer, pledge, sell or contract to sell any Series H Preferred Shares; sell any option or contract to sell any Series H Preferred Shares; purchase any option or contract to sell any Series H Preferred Shares; grant any option, right or warrant to purchase any Series H Preferred Shares; enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Series H Preferred Shares; take any of the foregoing actions with respect to any securities convertible into or exchangeable or excisable for or repayable with Series H Preferred Shares; or file with the SEC a registration statement under the Securities Act relating to any additional Series H Preferred Shares or securities convertible into or exchangeable or exercisable for Series H Preferred Shares.

New York Stock Exchange Listing

We will file an application to list the Series H Preferred Shares on the NYSE under the symbol “LHOPrH.” If listing is approved, we expect trading to commence within 30 days after initial delivery of the Series H Preferred Shares. The underwriters have advised us that they intend to make a market in the Series H Preferred Shares before commencement of trading on the NYSE. They will have no obligation to make a market in the Series H Preferred Shares, however, and may cease market-making activities, if commenced, at any time.

Price Stabilization and Short Positions

Until the distribution of the Series H Preferred Shares is completed, SEC rules may limit the ability of the underwriters to bid for or purchase our Series H Preferred Shares. However, the underwriters may engage in transactions that stabilize the price of our Series H Preferred Shares, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the Series H Preferred Shares in connection with this offering, i.e., if they sell more Series H Preferred Shares than are listed on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Series H Preferred Shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of Series H Preferred Shares to stabilize the per share price or to reduce a short position may cause the price of our Series H Preferred Shares to be higher than it might be in the absence of those purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Series H Preferred Shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

United Kingdom

Each underwriter shall be deemed to have represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Series H Preferred Shares in circumstances in which Section 21(1) of the FSMA does not apply to our company; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Series H Preferred Shares in, from or otherwise involving the United Kingdom.

This prospectus supplement is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Series H Preferred Shares are only available to, and investment activity will only be engaged in with, relevant persons. Any person that is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), an offer to the public of any Series H Preferred Shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Series H Preferred Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii)    by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(iv)    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Series H Preferred Shares shall result in a requirement for the publication by our company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of Series H Preferred Shares through any financial intermediary, other than offers made by underwriters which constitute the final offering of Series H Preferred Shares contemplated in this prospectus supplement. Accordingly, no purchaser of Series H Preferred Shares, other than the underwriters, is authorized to make any further offer of the Series H Preferred Shares on behalf of our company.

For the purposes of this provision, the expression “an offer to the public” in relation to any Series H Preferred Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Series H Preferred Shares to be offered so as to enable an investor to decide to purchase any Series H Preferred Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Conflicts of Interest

Affiliates of the underwriters are lenders under our senior unsecured credit facility and will each receive a pro rata portion of the net proceeds from this offering to the extent that we use any such proceeds to reduce amounts outstanding under such facility.

Other Relationships

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they have received and may continue to receive customary fees and commissions. Wells Fargo Bank, N.A. acts as our transfer agent.

EXPERTS

The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

DLA Piper LLP (US) will issue an opinion about the legality of our Series H Preferred Shares. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus supplement and the accompanying prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with the SEC after the date of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below, the file number for each of which is 1-14045, that have been previously filed with the SEC (other than any portion of these documents that is furnished or otherwise deemed not to be filed):

•	our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 25, 2010;

•	our Current Report on Form 8-K filed with the SEC on February 1, 2010;

•	our Current Report on Form 8-K filed with the SEC on March 1, 2010;

•	our Current Report on Form 8-K filed with the SEC on March 5, 2010;

•	our Current Report on Form 8-K filed with the SEC on March 11, 2010;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 11, 2010;

•	Definitive Additional Proxy Soliciting Materials on Schedule 14A filed with the SEC on March 11, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 21, 2010;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2010 filed with the SEC on April 21, 2010;

•	our Current Report on Form 8-K filed with the SEC on April 22, 2010;

•	our Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed with the SEC on July 21, 2010;

•	our Current Report on Form 8-K filed with the SEC on September 1, 2010;

•	our Current Report on Form 8-K filed with the SEC on September 14, 2010;

•	our Current Report on Form 8-K filed with the SEC on September 27, 2010;

•	our Current Report on Form 8-K filed with the SEC on October 1, 2010;

•	our Current Report on Form 8-K filed with the SEC on October 7, 2010;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the SEC on October 20, 2010;

•	our Current Report on Form 8-K filed with the SEC on December 7, 2010;

•	our Current Report on Form 8-K filed with the SEC on December 29, 2010;

•	our Current Report on Form 8-K filed with the SEC on January 5, 2011; and

•	our Current Report on Form 8-K filed with the SEC on January 13, 2011.

We also incorporate by reference into this prospectus supplement and the accompanying prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until completion of this offering (other than any portion of these documents that is furnished or otherwise deemed not to be filed). These documents may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our Series H Preferred Shares will be listed.

You may also obtain copies of any of these filings through us as described below. We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above that have been or may be incorporated by reference into this prospectus supplement and the accompanying prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from us by contacting: Chief Financial Officer, LaSalle Hotel Properties, 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, (301) 941-1500.

Prospectus

Common Shares

Preferred Shares

Depositary Shares

Warrants to Purchase Common Shares or Preferred Shares

We may offer from time to time:

•	common shares,

•	preferred shares,

•	depositary shares representing interests in our preferred shares, and

•	warrants to purchase our common shares or preferred shares that may be sold under this prospectus.

We will provide specific terms of any securities that we may offer in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest. Our common shares are listed on the New York Stock Exchange under the symbol “LHO.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. We may make any sales of our common shares under this prospectus, if any, on or through the facilities of the New York Stock Exchange, to or through a market maker, or to or through an electronic communications network, at market prices prevailing at the time of sale, or in any other manner permitted by law (including, without limitation, privately negotiated transactions).

This prospectus also relates to the resale of our common shares from time to time in one or more transactions by one or more selling shareholders. We will receive no proceeds from any sale of such common shares by any selling shareholder.

The terms of the securities may include ownership limitations and transfer restrictions related to our status as a real estate investment trust.

You should carefully read and consider the risk factors included in our most recent annual report on Form 10-K and as updated by other periodic reports, supplements to this prospectus and other information that we file with the SEC before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 23, 2009

You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, the related prospectus supplement and the documents incorporated by reference herein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

About this Prospectus

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of the document.

We refer to LaSalle Hotel Properties as the “Company,” LaSalle Hotel Operating Partnership, L.P. as the “Operating Partnership” and LaSalle Hotel Lessee, Inc., our taxable real estate investment trust subsidiary, as “LHL.” In addition ,references in this prospectus to “we,” “us” and “our” are references to LaSalle Hotel Properties.

Forward-Looking Statements

This prospectus and the documents incorporated herein by reference, together with other statements and information publicly disseminated by the Company, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. Forward-looking statements in this report include, among others, statements about the Company’s business strategy, including its acquisition and development strategies, industry trends, estimated revenues and expenses, ability to realize deferred tax assets, and expected liquidity needs and sources (including capital expenditures and the ability to obtain financing or raise capital). You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

•	the availability and terms of financing and capital and the general volatility of securities markets;

•	the Company’s dependence on third-party managers of its hotels, including its inability to implement strategic business decisions directly;

•

risks associated with the hotel industry, including competition, increases in wages, potential unionization, energy costs and other operating costs, actual or threatened terrorist attacks, any type of flu or disease-related pandemic, downturns in general and local economic conditions;

•	risks associated with the real estate industry, including environmental contamination and costs of complying with the Americans with Disabilities Act and similar laws;

•	interest rate increases;

•	the possible failure of the Company to qualify as a REIT and the risk of changes in laws affecting REITs;

•	the possibility of uninsured losses;

•	risks associated with redevelopment and repositioning projects, including delays and cost overruns; and

•

the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

Accordingly, there is no assurance that the Company’s expectations will be realized. Except as otherwise required by the federal securities laws, the Company disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Our forward-looking statements speak only as of the date of this prospectus or as of the date they are made, and we undertake no obligation to update our forward-looking statements.

LaSalle Hotel Properties

We are a Maryland real estate investment trust that primarily buys, owns, redevelops and leases upscale and luxury full-service hotels located in convention, resort and major urban business markets. We are a self-administered and self-managed real estate investment trust, as defined in the Internal Revenue Code of 1986, as amended. As a real estate investment trust, or REIT, we generally are not subject to federal corporate income tax on that portion of our net income that is currently distributed to shareholders. The income of LHL, our taxable REIT subsidiary, is subject to taxation at normal corporate rates.

As of September 30, 2009, we owned interests in 31 hotels with approximately 8,500 suites/rooms located in 11 states and the District of Columbia. Each hotel is leased under a participating lease that provides for rental payments equal to the greater of (i) base rent or (ii) participating rent based on hotel revenues. All 31 of the hotels are leased to LHL. The LHL leases expire between 2009 and 2013. Lease revenue from LHL and its wholly-owned subsidiaries is eliminated in consolidation. A third-party or non-affiliated hotel operator manages each hotel, which is also subject to a hotel management agreement. Additionally, the Company owns a 95.0% joint venture interest in a property under development.

Substantially all of our assets are held by, and all of our operations are conducted through, the Operating Partnership. We are the sole general partner of the Operating Partnership. We owned approximately 99.9% of the common units of limited partnership interest in the Operating Partnership at September 30, 2009. At September 30, 2009, the remaining 0.1% was owned by a limited partner who held 46,000 common units. Common units in the Operating Partnership are redeemable for cash, or at our option, for a like number of our common shares of beneficial interest, $0.01 par value per share.

Risk Factors

Before purchasing the securities offered by this prospectus you should carefully consider the risk factors relating to LaSalle Hotel Properties incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008, as well as the risks, uncertainties and additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents incorporated by reference in this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.” Additional risks not presently known or that are currently deemed immaterial could also materially and adversely affect our financial condition, results of operations, business and prospects. This prospectus and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described in the documents incorporated herein by reference.

Use of Proceeds

Under the partnership agreement of the Operating Partnership, we must invest the net proceeds of any securities offering in the Operating Partnership in exchange for additional common units or preferred units of limited partnership interest in the Operating Partnership. Unless otherwise specified in the applicable prospectus supplement, the net proceeds from the sale of the securities will be used for the repayment of existing indebtedness, the acquisition or development of additional hotel properties, the renovation, expansion and improvement of our existing hotels and for other general corporate purposes.

Ratio of Earnings to Combined Fixed Charges and Preferred

Share Dividends

The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred share dividends for the periods shown:

Nine Months Ended September 30, 2009	0.96x	(1)
Year Ended December 31, 2008	1.16x
Year Ended December 31, 2007	1.49x
Year Ended December 31, 2006	2.03x
Year Ended December 31, 2005	1.42x
Year Ended December 31, 2004	1.12x

(1)	The shortfalls of earnings to combined fixed charges and preferred share dividends for the nine months ended September 30, 2009 was approximately $1,840,000.

The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by the aggregate of fixed charges and preferred share dividends. For this purpose, earnings consist of pretax income from continuing operations before noncontrolling interests, fixed charges (excluding interest capitalized), amortization of capitalized interest, extraordinary items and preferred share dividends. Fixed charges consist of interest expense (including interest costs capitalized), preferred share dividends and amortized premiums, discounts and capitalized expenses related to indebtedness.

Where You Can Find More Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common shares are listed. We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

Incorporation By Reference

SEC rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our annual report on Form 10-K for the year ended December 31, 2008;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009;

•

our current reports on Form 8-K dated February 1, 2009, March 5, 2009, April 15, 2009, April 23, 2009, April 28, 2009, June 10, 2009, September 13, 2009 (excluding Item 7.01 and exhibit 99.1 of Item 9.01), September 25, 2009, September 30, 2009 (excluding Item 7.01 and exhibit 99.1 of Item 9.01), October 21, 2009 (excluding Item 2.02 and exhibit 99.1 of Item 9.01), November 23, 2009;

•	the description of our common shares included in our registration statement on Form 8-A dated April 21, 1998; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from us by contacting: Chief Financial Officer, LaSalle Hotel Properties, 3 Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814, (301) 941-1500.

Description of Common Shares

General

Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of being a shareholder. Our declaration of trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance that we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Our declaration of trust provides that we may issue up to 200 million common shares of beneficial interest, par value $.01 per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at our option, common shares on a one-for-one basis. On November 19, 2009, there were 63,563,654 common shares outstanding.

The common shares we may from time to time sell though this prospectus will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our declaration of trust regarding restrictions on transfers of shares of beneficial interest, holders of common shares are entitled to receive distributions if, as and when authorized and declared by our board of trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all our known debts and liabilities. (Throughout this prospectus, we use the term “distribution” interchangeably with the term “dividend.”)

Subject to the provisions of our declaration of trust regarding restrictions on transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees.

Holders of common shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our declaration of trust regarding restrictions on transfer, common shares have equal distribution, liquidation and other rights.

Certain Provisions of the Declaration of Trust

Pursuant to Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust’s declaration of trust. Our declaration of trust provides that the board of trustees, with the approval of a majority of the votes entitled to be cast at a meeting of shareholders, may amend our declaration of trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have the authority to issue. Our declaration of trust also provides that a merger transaction or termination of the trust must be approved, at a meeting of the shareholders called for that purpose, by the affirmative vote of not less than two-thirds of all the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or Maryland law without the affirmative vote of the shareholders. Our declaration of trust permits such action by our board of trustees, provided that under our declaration of trust our board of trustees may take no action to terminate our status as a REIT under the Internal Revenue Code until the board adopts a resolution recommending such termination and the resolution is approved by the holders of a majority of our issued and outstanding common shares.

Limitations of Liability and Indemnification of Trustees and Officers

Maryland law and our declaration of trust exculpate each trustee and officer in actions by us or by shareholders in derivative actions from liability but does not limit liability to the extent:

•	it is proved that the trustee or officer received an improper personal benefit in money, property or service, or

•	as established by a final adjudication, the trustee’s or officer’s act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action.

The declaration of trust also provides that we will indemnify a present or former trustee or officer against expense or liability in an action to the fullest extent permitted by Maryland law. Maryland law permits a trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses they incur in connection with any proceeding to which they are a party because of their service as an officer, trustee or other similar capacity. However, Maryland law prohibits indemnification if a court establishes that:

•	the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the trustee or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

The foregoing indemnification provisions could operate to indemnify trustees, officers or other persons who exert control over us against liabilities arising under the Securities Act. Insofar as the above provisions may allow that type of indemnification, the SEC has informed us that, in its opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We believe that the exculpation and indemnification provisions in the declaration of trust help induce qualified individuals to agree to serve as our officers and trustees by providing a degree of protection from liability for alleged mistakes in making decisions and taking actions. You should be aware, however, that these provisions in our declaration of trust and Maryland law give you a more limited right of action than you otherwise would have in the absence of such provisions. We also maintain an insurance policy covering certain liabilities incurred by our trustees and officers in connection with the performance of their duties.

Classification of Board of Trustees, Vacancies and Removal of Trustees

Our board of trustees is divided into three classes of trustees, serving staggered three year terms. At each annual meeting of shareholders, the class of trustees to be elected at the meeting generally will be elected for a three-year term and the trustees in the other two classes will continue in office. A trustee may only be removed for cause by the affirmative vote of the holders of a majority of our outstanding common shares. We believe that the classified board will help to assure the continuity and stability of our board of trustees and our business strategies and policies as determined by our board of trustees. The use of a staggered board may delay or defer a change in control of us or the removal of incumbent management.

Our declaration of trust and bylaws provide that a majority of the remaining trustees may fill any vacancy on the board of trustees. In addition, our declaration of trust and bylaws effectively provide that only the board of trustees may increase or decrease the number of persons serving on the board of trustees. These provisions preclude shareholders from removing incumbent trustees, except for cause after a majority affirmative vote, and from filling the vacancies created by such removal with their own nominees until the next annual meeting of shareholders.

Policy on Majority Voting

Effective February 15, 2007, we adopted additional bylaw provisions concerning majority voting. Pursuant to the bylaw provisions, in an uncontested election of trustees, any nominee who receives a greater number of votes withheld from his or her election than votes for his or her election will, within two weeks following certification of the shareholder vote by the Company, submit a written resignation offer to the Board of Trustees for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by the Company of the shareholder vote at the election, will make a recommendation to the Board of Trustees concerning the acceptance or rejection of the resignation offer. The Board of Trustees will take formal action on the recommendation no later than 90 days following certification of the shareholder vote by the Company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of the Board of Trustees. The Board of Trustees will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Restrictions on Ownership

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned directly or indirectly by five or fewer individuals (including certain entities treated as individuals for these purposes) during the last half of a taxable year and at least 100 persons must beneficially own its outstanding shares for at least 335 days per 12-month taxable year. To help ensure that we meet these tests, our declaration of trust provides that no person may own more than 9.8% in number or value (whichever is more restrictive) of our issued and outstanding common shares or any series of preferred shares. The board of trustees may waive the ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

The restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in our best interest to be a REIT. We have no current intention to seek to change our REIT tax status.

All certificates representing our common shares bear a legend referring to the restrictions described above.

If you own more than 5% of our common shares or any series of preferred shares, you must file a written response to our request for share ownership information, which we will mail to you no later than January 30th of each year. This notice should contain your name and address, the number of shares you own and a description of how you hold the shares. In addition, you must disclose to us in writing any additional information we request in order to determine the effect of your ownership of such shares on our status as a REIT.

These ownership limitations could have the effect of precluding, and may be used to preclude, a third party from obtaining control over us.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Wells Fargo Bank, N.A.

Description of Preferred Shares

General

Our declaration of trust provides that we may issue up to 40 million preferred shares, $.01 par value per share. As of November 23, 2009, 1,100,000 shares of our 8  3/8% Series B Cumulative Redeemable Preferred Shares, 3,170,000 shares of our 7.5% Series D Cumulative Redeemable Preferred Shares, 3,500,000 shares of our 8% Series E Cumulative Redeemable Preferred Shares and 6,348,888 shares of our 7 1/4% Series G Cumulative Redeemable Preferred Shares were issued and outstanding.

Our board of trustees has the power under our declaration of trust to classify any of our unissued preferred shares, and to reclassify any of our previously classified but unissued preferred shares of any series from time to time, in one or more series of preferred shares.

The issuance of preferred shares could adversely affect the voting power, dividend rights and other rights of holders of common shares. Although our board of trustees has no intention at the present time, it could establish a series of preferred shares that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for the common shares or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred shares will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

In connection with our issuance of preferred shares, our board of trustees will adopt a resolution designating the series of preferred shares, establishing the number of shares included in the series and setting the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, and terms and conditions of redemption. The preferred shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

Articles supplementary that will become part of our declaration of trust will reflect the specific terms of any new series of preferred shares offered. A prospectus supplement will describe these specific terms, including:

•	the title and stated value of the preferred shares;

•	the number of preferred shares, the liquidation preference per preferred share and the offering price of the preferred shares;

•	the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

•	the date from which distributions on the preferred shares shall accumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for the preferred shares;

•	the provision for a sinking fund, if any, for the preferred shares;

•	the provisions for redemption, if applicable, of the preferred shares;

•	any listing of the preferred shares on any securities exchange;

•	the terms and conditions, if applicable, upon which the preferred shares may or will be convertible into our common shares, including the conversion price or manner of calculation thereof;

•	the relative ranking and preferences of the preferred shares as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs;

•	any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT;

•	a discussion of material federal income tax considerations applicable to the preferred shares; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

Rank

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will, with respect to distribution rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to our common shares and to all other classes or series of equity securities issued by us ranking junior to the preferred shares;

•	on a parity with all classes or series of equity securities issued by us which by their terms rank on a parity with the preferred shares; and

•	junior to all classes or series of equity securities issued by us which by their terms rank senior to the preferred shares.

Distributions

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will have the rights with respect to payment of distributions set forth below.

Holders of the preferred shares of each series will be entitled to receive, when, as and if authorized by our board of trustees, out of assets legally available for payment, cash distributions in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each distribution shall be payable to holders of record as they appear on our share transfer books on the record dates as shall be fixed by our board of trustees.

Distributions on any series of preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our board of trustees fails to authorize a distribution payable on a distribution payment date on any series of preferred shares for which distributions are non-cumulative, then the holders of the series of preferred shares will have no right to receive a distribution in respect of the related distribution period and we will have no obligation to pay the distribution accrued for the period, whether or not distributions on the series of preferred shares are declared payable on any future distribution payment date.

If preferred shares of any series are outstanding, no full distributions will be authorized or paid or set apart for payment on any of our shares of any other series ranking, as to distributions, on a parity with or junior to the preferred shares of the series for any period unless:

•

if the series of preferred shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are authorized and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past distribution periods and the then current distribution period; or

•

if the series of preferred shares do not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for the payment on the preferred shares of the series.

When distributions are not paid in full (or a sum sufficient for the full payment is not so set apart) on preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to distributions with the preferred shares of the series, all distributions authorized upon preferred shares of the series and any other series of preferred shares ranking on a parity as to distributions with the preferred shares shall be authorized pro rata so that the amount of distributions authorized per preferred share of the series and the other series of preferred shares shall in all cases bear to each other the same ratio that accrued distributions per share on the preferred shares of the series and the other series of preferred shares (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if the preferred shares do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on preferred shares of the series that may be in arrears.

Except as provided in the immediately preceding paragraph, unless:

•

if the series of preferred shares has a cumulative distribution, full cumulative distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period; and

•

if the series of preferred shares does not have a cumulative distribution, full distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in common shares or other shares ranking junior to the preferred shares of the series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be authorized or made upon the common shares, or any other of our shares ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, nor shall any shares of common shares, or any other shares ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares) by us except:

•	by conversion into or exchange for any of our other shares ranking junior to the preferred shares of the series as to distributions and upon liquidation;

•

by redemption, purchase or acquisition of equity securities under any of our incentive, benefit or share purchase plans for officers, Trustees or employees or others performing or providing similar services; or

•	by other redemption, purchase or acquisition of such shares for the purpose of preserving our status as a REIT.

Redemption

If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of preferred shares that we will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid distributions thereon (which shall not, if the preferred shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our shares, the terms of the preferred shares may provide that, if no shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares shall automatically and mandatorily be converted into the applicable shares of ours pursuant to conversion provisions specified in the applicable prospectus supplement.

We will not redeem less than all of a series of preferred shares, or purchase or acquire preferred shares of any series, other than conversions or exchanges for common shares or other shares junior to the preferred shares, unless:

•

if the series of preferred shares has cumulative dividends, we have declared and paid full cumulative dividends for all past and current dividend periods for this series or declared and reserved funds for payment; or

•	if the series of preferred shares does not have cumulative dividends, we have declared and paid full dividends for the current dividend period or declared and reserved funds for payment.

If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares to be redeemed will be determined by us and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot or in any other reasonable manner.

We may, however, purchase or acquire preferred shares of any series to preserve our status as a REIT or pursuant to an offer made on the same terms to all holders of preferred shares of that series.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on the share transfer books. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of shares and series of the preferred shares to be redeemed;

•	the place or places where certificates for the preferred shares are to be surrendered for payment of the redemption price;

•	that distribution on the shares to be redeemed will cease to accumulate on the redemption date; and

•	the date upon which any conversion rights will terminate.

If fewer than all the preferred shares of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of preferred shares to be redeemed from each holder. If notice of redemption of any preferred shares has been given and if the funds necessary for redemption have been set aside by us in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date distributions will cease to accumulate on the preferred shares, and all rights of the holders of the preferred shares will terminate, except the right to receive the redemption price.

Liquidation Preference

If we liquidate, dissolve or wind up our affairs, then holders of each series of preferred shares will receive out of our legally available assets a liquidating distribution in the amount of the liquidation preference per share for that series as specified in the prospectus supplement, plus an amount equal to all dividends accrued and unpaid, but not including amounts from prior periods for non-cumulative dividends, before we make any distributions to holders of our common shares or any other shares ranking junior to the preferred shares. Once holders of outstanding preferred shares receive their respective liquidating distributions, they will have no right or claim to any of our remaining assets. In the event that our assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding preferred shares and all other classes or series of our shares ranking on a parity with our preferred shares, then we will distribute our assets to those holders in proportion to the full liquidating distributions to which they would otherwise have received.

After we have paid liquidating distributions in full to all holders of our preferred shares, we will distribute our remaining assets among holders of any other shares ranking junior to the preferred shares according to their respective rights and preferences and number of shares.

A consolidation or merger of us with any other corporation or entity, or a sale of all or substantially all of our property or business, does not constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred shares will not have any voting rights, except as set forth below or in the prospectus supplement.

Whenever we have not paid dividends on any preferred shares for six or more consecutive quarterly periods, the holders of such shares may vote, separately as a class with all other series of preferred shares on which we have not paid dividends, for the election of two additional trustees. In this event, our board of trustees will be increased by two trustees. The holders of record of at least 10% of any series of preferred shares on which we have not paid dividends may call a special meeting to elect these additional trustees unless we receive the request less than 90 days before the date of the next annual or special meeting of shareholders. Whether or not the holders call a special meeting, the holders of a series of preferred shares on which we have not paid dividends may vote for the additional trustees at the next annual meeting of shareholders and at each subsequent annual meeting until:

•

if the series of preferred shares has a cumulative dividend, we have fully paid all unpaid dividends on the shares for the past dividend periods and the then current dividend period, or we have declared the unpaid dividends and set apart a sufficient sum for their payment; or

•

if the series of preferred shares does not have a cumulative dividend, we have fully paid four consecutive quarterly dividends, or we have declared the dividends and set apart a sufficient sum for their payment.

Unless the prospectus supplement provides otherwise, we cannot take any of the following actions without the affirmative vote of holders of at least two-thirds of the outstanding shares of each series of preferred shares:

•	authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the series of preferred shares as to dividends or liquidation distributions;

•	reclassify any authorized equity securities into shares ranking senior to the series of preferred shares as to dividends or liquidation distributions;

•

issue any obligation or security convertible into or evidencing the right to purchase any equity security ranking senior to the series of preferred shares as to dividends or liquidation distributions; or

•

amend, alter or repeal any provision of our declaration of trust, whether by merger, consolidation or other event, in a manner that materially and adversely affects any right, preference, privilege or voting power of the preferred shares.

For these purposes, our convertible debt securities, if any, will not be considered equity securities. In addition, the following events do not materially and adversely affect a series of preferred shares:

•

a merger, consolidation or other event involving us, even if we are not the surviving entity, so long as the preferred shares remain outstanding (that is, issued by the entity that does survive the event) with their terms materially unchanged;

•	an increase in the amount of authorized preferred shares;

•	the creation or issuance of any class or series of equity securities ranking the same as or junior to such series as to dividends and liquidation distributions; or

•

an increase in the amount of authorized shares of such series of preferred shares or of any other class or series of equity securities ranking the same as or junior to such series as to dividends and liquidation distributions.

The holders of a series of preferred shares will have no voting rights, however, if we redeem or call for redemption all outstanding shares of the series and deposits sufficient funds in a trust to effect the redemption at or before the time the act occurs requiring the vote.

Shareholder Liability

As discussed above under “Description of Common Shares—General,” under Maryland law, a shareholder, including holders of preferred shares, is not personally liable for our obligations solely as a result of his or her status as a shareholder. Our declaration of trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance that we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Restrictions on Ownership

As discussed above under “Description of Common Shares—Restrictions on Ownership,” in order for us to qualify as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. As a result, our declaration of trust provides generally that no holder may beneficially own more than 9.8% in number or value (whichever is more restrictive) of our issued and outstanding common shares or any series of preferred shares. The articles supplementary designating the terms of each series of preferred shares may contain additional provisions restricting the ownership and transfer of the preferred shares. The prospectus supplement will specify any additional ownership limitation relating to a series of preferred shares.

Registrar and Transfer Agent

Unless otherwise specified in the applicable prospectus supplement, the registrar and transfer agent for the preferred shares will be Wells Fargo, N.A.

Description of Depositary Shares

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred shares. We will deposit preferred shares represented by depositary shares under a separate deposit agreement among us, a preferred share depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a preferred share represented by the depositary share, all the rights and preferences of the preferred shares represented by the depositary shares. Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred shares to a preferred share depositary, the preferred share depositary will issue the depositary receipts.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred shares to a preferred share depositary, the preferred share depositary will issue the depositary receipts.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred shares to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred shares is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible and we approve, the depositary may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Shares

Unless we have previously called the underlying preferred shares for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional underlying preferred shares together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred shares and receive depositary shares again. If a depositary receipt presented for exchange into preferred shares represents more preferred shares than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem preferred shares held by a depositary, the depositary will redeem the corresponding amount of depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred shares. If we intend to redeem less than all of the underlying preferred shares, we and the depositary will select the depositary shares to be redeemed as nearly pro rata as practicable without creating fractional depositary shares or by any other equitable method determined by us that preserves our REIT status.

On the redemption date:

•	all dividends relating to the shares of preferred shares called for redemption will cease to accrue;

•	we and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and

•

all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Shares

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred shares have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred shares represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each underlying preferred share represented by the depositary share.

Conversion of Preferred Shares

Depositary shares will not themselves be convertible into common shares or any other securities or property. However, if the underlying preferred shares are convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred shares represented by their depositary shares into whole common shares or other preferred shares, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred shares using the same procedures as those provided for delivery of preferred shares. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional common shares upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

We and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we and the depositary may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or

•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred shares.

Subject to exceptions in the deposit agreement and except to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred shares and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if:

•	the termination is necessary to preserve our REIT status; or

•	a majority of each series of preferred shares affected by the termination consents to the termination.

Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional preferred shares and any other property represented by the depositary shares. If we terminate a deposit agreement to preserve our status as a REIT, then we will use our best efforts to list the preferred shares issued upon surrender of the related depositary shares on a national securities exchange.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred shares subject to the agreement;

•

a final distribution of the underlying preferred shares in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

•	each underlying preferred shares has been converted into other shares not represented by depositary shares.

Charges of a Preferred Share Depositary

We will pay all transfer and other taxes and governmental charges arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred shares.

Neither the depositary nor we will be liable if any law or any circumstances beyond our respective control prevent or delay the depositary or us from performing our respective obligations under a deposit agreement. Our obligations and the obligations of a depositary under a deposit agreement will be limited to performing our respective duties under the deposit agreement in good faith. Neither we nor a depositary will be obligated to prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred shares unless they are furnished with satisfactory indemnity.

We and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting preferred shares for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The applicable prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

Description of Warrants

We may issue warrants for the purchase of common shares or preferred shares. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of warrants will be issued under a separate warrant agreement to be entered into by us with a warrant agent specified in the applicable prospectus supplement.

The agent for the warrants will act solely for us in connection with the warrants of the series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the securities purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	discussion of material federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Federal Income Tax Considerations

The following discussion summarizes the material federal income tax consequences of the purchase, ownership and disposition of our shares by individuals who hold the shares as capital assets (within the meaning of section 1221 of the Internal Revenue Code). It does not purport to address the federal income tax consequences applicable to all categories of holders, some of which (such as insurance companies, regulated investment companies or dealers in securities) may be subject to special rules. Except as discussed under the caption “Taxation of Foreign Shareholders,” this summary does not address persons who are not U.S. Shareholders (as defined herein).

The specific tax attributes of a particular shareholder could have a material impact on the tax considerations associated with the purchase, ownership and disposition of common shares. Each prospective shareholder is encouraged consult with his or her own tax advisors with regard to the application of the federal income tax laws to the shareholder’s personal tax situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as set forth in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Federal Income Taxation of the Company

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code effective for our taxable year ending December 31, 1998. We believe that we have been organized and have operated in the manner as to qualify as a REIT commencing with that taxable year, and we intend to continue to be organized and operated in such a manner as to qualify as a REIT. However, given the complexity of the REIT qualification requirements, we cannot provide any assurance that the actual results of our operations have satisfied or will satisfy the requirements under the Internal Revenue Code for a particular year.

In general, in any year in which we qualify as a REIT, we will generally not be subject to federal corporate income taxes on the net income that we distribute currently to our shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the corporation and shareholder levels) which applies to most corporations. We will, however, still be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on any undistributed “REIT taxable income” or undistributed net capital gains.

Second, we may be subject to the “alternative minimum tax” on our items of tax preference.

Third, if we have net income from the sale or other disposition of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, then we will be subject to tax on that income at the highest corporate rate. In general, “foreclosure property” is any property we acquire by foreclosure (or otherwise) on default of a lease of such property or a loan secured by such property.

Fourth, if we have net income from prohibited transactions, then that income will be subject to a 100% tax. In general, “prohibited transactions” are sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business.

Fifth, if we fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintain our qualification as a REIT by satisfying certain other requirements, then we will be subject to a 100% tax on (i) the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, (ii) multiplied by a fraction intended to reflect our profitability.

Sixth, if we fail to satisfy any of the REIT asset tests (described below) by more than a de minimis amount, due to reasonable cause, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets.

Seventh, if we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

Eighth, if we fail to distribute for each calendar year at least the sum of (i) 85% of our REIT ordinary income, (ii) 95% of our REIT capital gain net income, and (iii) any undistributed taxable income from prior years, then we will be subject to a 4% excise tax on the excess of the required distributions over the actual distributions.

Ninth, if we acquire any asset from a C corporation (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and if we recognize gain on the disposition of such asset during the ten-year period beginning on the date we acquire the asset, then the asset’s “built-in” gain (the excess of the asset’s fair market value at the time we acquired it over the asset’s adjusted basis at that time) will be subject to tax at the highest regular corporate rate (the “Built-In Gain Rule”); and

Tenth, if it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined herein) on the basis of arm’s length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, then we will be subject to a tax equal to 100% of those amounts.

Requirements for Qualification

Our qualification and taxation as a REIT depend on our ability to satisfy various requirements under the Internal Revenue Code. We are required to satisfy these requirements on a continuing basis through actual annual operating and other results. Accordingly, there can be no assurance that we will be able to continue to operate in a manner so as to remain qualified as a REIT.

The Internal Revenue Code defines a REIT as a corporation, trust, or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation, but for Section 856 through 859 of the Internal Revenue Code;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

•

the beneficial ownership of which is held by 100 or more persons; and no more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of each taxable year; and

•	that meets certain other tests, described below, regarding the composition of its income and assets.

The first four requirements must be satisfied during the entire taxable year, and the fifth must be satisfied during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months). The fifth and sixth requirements did not apply until after the first taxable year for which we elected to be taxed as a REIT. In addition, we will be treated as satisfying the sixth condition for any taxable year for which we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our shares and we do not know, or exercising reasonable due diligence would not have known, that we failed to satisfy such condition.

We intend to comply with Treasury regulations requiring us to ascertain the actual ownership of our outstanding shares. Failure to do so will subject us to a fine. In addition, certain restrictions on the transfer of our shares, imposed by our declaration of trust, are meant to help us continue to satisfy the fifth and sixth requirements for qualification described above.

Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

Income Tests. To remain qualified as a REIT we must satisfy two gross income tests in each taxable year. First, at least 75% of our gross income (excluding gross income from “prohibited transactions”) must come from real estate sources such as rents from real property (as defined below) and interest on obligations secured by real property, and from certain temporary investments. Second, at least 95% of our gross income (excluding gross income from “prohibited transactions”) must come from any combination of income qualifying under the 75% gross income test, dividends, non-real estate mortgage interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Subject to certain restrictions, rents received by a REIT (which include charges for services customarily furnished or rendered in connection with real property and rent attributable to personal property leased in connection with real property) will generally qualify as “rents from real property.” The restrictions imposed include the following:

•	the amount of rent must not be based, in whole or in part, on the income or profits of any person (with an exception for rents based on fixed percentages of the occupant’s receipts or sales);

•

except for certain qualified lodging facilities leased to a taxable REIT subsidiary (described below), the REIT (or a direct or indirect owner of 10% or more of the REIT) may not own (directly or constructively) 10% or more of the tenant (a “Related Party Tenant”);

•	the amount of rent attributable to personal property leased in connection with a lease of real property may not exceed 15% of the total rent received under the lease; and

•

the REIT generally may not operate or manage the property or furnish or render services to the tenants except through (i) a taxable REIT subsidiary (described below) or (2) an “independent contractor” that satisfies certain stock ownership restrictions, that is adequately compensated and from whom we derive no income. (We are not required to use a taxable REIT subsidiary or independent contractor, however, to the extent that any service we provide is “usually or customarily rendered” in connection with the rental of space for occupancy only or is not considered “rendered to the tenants.”)

If, for any taxable year, we fail to satisfy the 75% gross income test, the 95% gross income test, or both, we may nevertheless preserve our REIT status if we satisfy certain relief provisions under the Internal Revenue Code. In general, relief will be available if (i) our failure to meet one or both of the gross income tests is due to reasonable cause rather than willful neglect, (ii) we attached a schedule of the sources of our income to our federal corporate income tax return (or, for our tax years commencing with our 2005 taxable year, we file such a schedule after discovering a failure to meet a gross income test) and (iii) for our taxable years ending before 2005, any incorrect information on the schedule was not due to fraud with intent to evade tax. It is, however, impossible to state whether in all circumstances we would be entitled to the benefit of the relief provisions. As discussed above under the caption “General,” even if we qualified for relief, a tax would be imposed with respect to the amount by which we fail the 75% gross income test or 95% gross income test. Generally, it is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions and if these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests. To maintain our qualification as a REIT we must also satisfy, at the close of each quarter of each taxable year, the following tests relating to the nature of our assets.

•	At least 75% of the value of our total assets must be represented by real estate assets, cash and cash items (including receivables) and government securities.

•	No more than 25% of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below).

•	Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:

•	the value of any one issuer’s securities we own may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•	we may not own more than 10% of the total value of any one issuer’s outstanding securities.

The Internal Revenue Code provides a safe harbor under which certain types of debt securities are not treated as “securities” for purposes of the 10% value test described above including, generally, straight debt securities (including straight debt that provides for certain contingent payments), any loan to an individual or an estate or any rental agreement described in Section 467 of the Internal Revenue Code, other than with a “related person,” any obligation to pay rents from real property, certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico and any security issued by a REIT. In addition, a REIT’s interest as a partner in a partnership is not considered a “security” for purposes of applying the 10% value test to securities issued by the partnership, any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test, and any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

We may hold one or more assets (or provide services to tenants) through one or more taxable REIT subsidiaries. To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS. We and LHL made a joint election to treat LHL as our taxable REIT subsidiary effective January 1, 2001. A taxable REIT subsidiary will pay tax at the corporate rates on its earnings, but such earnings may include types of income that might jeopardize our REIT status if we earned it directly. We may hold up to 100% of the stock in a taxable REIT subsidiary. To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, the Internal Revenue Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the taxable REIT subsidiary at arm’s length. The 100% tax is also imposed to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate. In the case of a qualified lodging facility (such as a hotel) or a qualified healthcare facility leased by a REIT (directly or indirectly) to a taxable REIT subsidiary, the lease payments will not qualify as REIT-qualified rental income unless the property is operated on behalf of the taxable REIT subsidiary by an independent contractor. Moreover, at the time it enters into the operating agreement, the independent contractor must be actively engaged in the trade or business of operating qualified lodging facilities for persons not related to the REIT or the taxable REIT subsidiary. We believe the current operating agreements with LHL meet these requirements.

We may also hold one or more of our assets through one or more corporate subsidiaries that satisfy the requirements to be treated as “qualified REIT subsidiaries.” A qualified REIT subsidiary is disregarded for federal income tax purposes, which means, among other things, that for purposes of applying the gross income and assets tests, all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as ours. A subsidiary is a qualified REIT subsidiary if we own all the stock of the subsidiary. We may also hold one or more of our assets through other entities that may be disregarded for federal income tax purposes, such as one or more limited liability companies (LLCs) in which we are the only member.

Finally, as described above, we may hold one or more of our assets through one or more partnerships. For purposes of applying the REIT asset and gross income qualifications tests, and in other instances, Treasury regulations will treat us as owning a proportionate share of a partnership’s gross income and assets based on our percentage ownership of that partnership’s capital. For this reason, if we own any percentage of the capital interests in a partnership that we do not control, we may be unable to avoid sharing in that partnership’s non-REIT-qualifying assets and income.

If we satisfy the asset tests at the close of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in asset values. If our failure to satisfy the asset tests results, either in whole or in part, from an acquisition of securities or other property during a quarter, the failure can be cured by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. In some instances, however, we may be compelled to dispose of assets that we would prefer to retain.

If we fail to satisfy the 5% or 10% asset tests described above after a 30 day cure period proscribed in the Internal Revenue Code, we will be deemed to have met such tests if the value of our non-qualifying assets is de minimis (that is, such value does not exceed the lesser of 1% of the total value of our assets at the end of the applicable quarter or $10,000,000) and we dispose of the non-qualifying assets (or otherwise cure such failure) within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by disposing of sufficient assets (or otherwise curing such failure) to meet the asset test within such six month period, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets and disclosing certain information to the Internal Revenue Service. If we cannot avail itself of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual Distribution Requirements

To qualify as a REIT we must also distribute to our shareholders dividends (other than capital gain dividends) in an amount at least equal to (i) the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our “net capital gain”) and (B) 90% of the after-tax net income (if any) from foreclosure property, minus (ii) the sum of certain items of non-cash income (including, among other things, cancellation of indebtedness income and original issue discount income). In general, the distributions can be paid during the taxable year to which they relate. We may also satisfy the distribution requirements with respect to a particular year provided we (1) declare a sufficient dividend before timely filing our tax return for that year and (2) pay the dividend within the 12-month period following the close of the year, and on or before the date of the first regular dividend payment after such declaration.

To the extent we fail to distribute our net capital gain, and to the extent we distribute at least 90%, but less than 100%, of our “REIT taxable income” (as adjusted) we will be subject to tax at the regular corporate capital gains rates (with respect to the undistributed net capital gain) and at the regular corporate ordinary income tax rates (with respect to the undistributed REIT taxable income). Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of the REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed. In addition, if we dispose of any asset subject to the Built-In Gain Rule during the Recognition Period, we will be required to distribute at least 95% of the built-in gain (after tax), if any, recognized on the disposition. For this purpose, dividends declared in October, November or December of any calendar year and payable to shareholders of record on a specified date in such month, are treated as paid by us and as received by our shareholders on the last day of the calendar year, provided we actually pay the dividends no later than in January of the following calendar year.

We intend to make timely distributions sufficient to meet the annual distribution requirements. In this regard, because we may claim depreciation and other non-cash charges in computing our REIT taxable income, we expect our cash flow to exceed our REIT taxable income. It is possible, however, that from time-to-time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. The shortfall may, for example, be due to differences between the time we actually receive income or pay an expense, and the time we must include the income or may deduct the expense for purposes of calculating our REIT taxable income. As a further example, the shortfall may be due to an excess of non-deductible cash outlays such as principal payments on debt and the acquisition of investments, over non-cash deductions such as depreciation. In such events, we may arrange for short-term or long-term borrowings so that we can pay the required dividends and meet the 90% distribution requirement.

Under certain circumstances, if we fail to meet the distribution requirement for a taxable year, we may correct the situation by paying “deficiency dividends” to our shareholders in a later year. By paying the deficiency dividend we may increase our dividends paid deduction for the earlier year, thereby reducing our REIT taxable income for the earlier year. However, if we pay a deficiency dividend, we will have to pay to the IRS interest based upon the amount of any deduction taken for such dividend.

Failure to Qualify

If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described earlier) and the violation is due to reasonable cause, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

If we fail to qualify for taxation as REIT in any taxable year and the above discussed relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

For any year in which we fail to qualify as a REIT, we will not be required to make distributions to our shareholders. Any distributions we do make will not be deductible by us, and will generally be taxable to our shareholders as ordinary income to the extent of our current and accumulated earnings and profits. Subject to certain limitations in the Internal Revenue Code, corporate shareholders receiving such distributions may be eligible to claim the dividends received deduction.

State and Local Taxes

We may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our state and local tax treatment may not conform to the federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in common shares.

Taxation of U.S. Shareholders

As used herein, a holder of our shares is a “U.S. Shareholder” if the holder is (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or a partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Internal Revenue Code and attending Treasury regulations) have authority to control all substantial decisions of the trust. In addition, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996 that are treated as United States persons on August 19, 1996 and elect to continue to be treated as United States persons, are also considered U.S. Shareholders. A holder of our shares is a “Non-U.S. Shareholder” if the holder is a nonresident alien or a foreign corporation, partnership, trust or estate.

As long as we qualify as a REIT, distributions that are made to our taxable U.S. Shareholders out of current or accumulated earnings and profits (and that are not designated as capital gain dividends) will be taken into account by them as ordinary income and will be ineligible for the dividends received deduction. These distributions will also not constitute “qualified dividend income” under Internal Revenue Code, meaning that such dividends will be taxed at marginal rates applicable to ordinary income rather than the special capital gain rates applicable to qualified dividend income distributed to shareholders who satisfy applicable holding period requirements. The portion of ordinary dividends made after December 31, 2002, which represent ordinary dividends we receive from a TRS, will be designated as “qualified dividend income” to REIT shareholders and are eligible for preferential tax rates if paid to our non-corporate shareholders.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held our shares. Any loss upon a sale or exchange of shares held for six months or less (determined by applying certain holding period rules), however, will be treated as a long-term capital loss to the extent the shareholder received from us distributions that were required to be treated as long-term capital gains.

We may elect to not distribute any net long-term capital gain and pay the tax thereon. In that case, a U.S. Shareholder will (i) include in its income, as long-term capital gain, its proportionate share of the undistributed gain, and (ii) claim, as a refundable tax credit, its proportionate share of the taxes paid. In addition, a shareholder will be entitled to increase the basis in our shares by an amount equal to the difference between its share of the undistributed long term capital gains and its share of the taxes paid.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of the shareholder’s shares. To the extent these distributions exceed the shareholder’s adjusted basis in its shares, the distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

Earnings and profits are allocated to distributions with respect to preferred stock before they are allocated to distributions with respect to common stock. Therefore, depending on our earnings and profits, distributions with respect to our preferred shares (as compared to distributions with respect to our common shares) are more likely to be treated as dividends than as a return of capital or a distribution in excess of basis.

Shareholders may not claim on their individual income tax returns our net operating losses or capital losses. In addition, distributions with respect to, and gain from the disposition of, our shares will be treated as “portfolio income” and, therefore, shareholders will be unable to claim passive losses against such income.

A redemption of our shares will be treated as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption is treated as a distribution in part or full payment in exchange for the redeemed shares under Section 302(b) of the Internal Revenue Code. Under that statute, a redemption will generally be treated as a distribution in part or full payment in exchange for the redeemed shares if the distribution:

•	is “substantially disproportionate” with respect to your ownership in us;

•	results in a “complete termination” of your common and preferred share interests in us; or

•	is “not essentially equivalent to a dividend” with respect to you.

In determining whether any of these tests have been met, a shareholder must generally take into account our common and preferred shares considered to be owned by the shareholder by reason of constructive ownership rules as well as our common and preferred shares actually owned by the shareholder.

In general, a U.S. Shareholder will recognize gain or loss for federal income tax purposes on the sale or other disposition of common shares in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received in the sale or other disposition; and

•	the U.S. Shareholder’s adjusted tax basis in the common shares.

The gain or loss will be capital gain or loss if the common shares were held as a capital asset. Generally, the capital gain or loss will be long-term capital gain or loss if the common shares were held for more than one year.

Backup Withholding. We will report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A shareholder may be subject to backup withholding with respect to dividends paid unless the holder (i) is a corporation or comes within certain other exempt categories and, if required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholdings rules. An individual U.S. Shareholder may satisfy the requirements by providing us with an appropriately prepared IRS Form W-9. Individual U.S. Shareholders who do not provide us with their correct taxpayer identification numbers may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability.

Tax-Exempt Shareholders. Most tax-exempt organizations are not subject to federal income tax except to the extent of their unrelated business taxable income, which is often referred to as UBTI. Unless a tax-exempt shareholder holds its common shares as debt financed property or uses the common shares in an unrelated trade or business, distributions to the shareholder should not constitute UBTI. Similarly, if a tax-exempt shareholder sells common shares, the income from the sale should not constitute UBTI unless the shareholder held the shares as debt financed property or used the shares in a trade or business.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders are encouraged to consult their tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as such for federal income tax purposes but for the application of a “look-through”

exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held by qualified trusts if either at least one qualified trust holds more than 25% by value of the REIT interests or qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code.

Taxation of Foreign Shareholders

The rules governing U.S. federal income taxation of Non-U.S. Shareholders are complex and no attempt will be made herein to provide more than a limited summary of those rules. We recommend that non-U.S. shareholders consult with their own tax advisors to determine the impact of U.S. federal, state, local or foreign income tax laws with regard to an investment in shares, including any reporting requirements.

Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests (discussed below) and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Shareholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable income tax treaty reduces that tax rate. If income from the investment in the shares is treated as effectively connected with the shareholder’s conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to tax at graduated rates in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation).

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends (other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends) paid to a Non-U.S. Shareholder, unless we receive the requisite proof that (i) a lower treaty rate applies or (ii) the income is “effectively connected income.” A Non-U.S. Shareholder claiming the benefit of a tax treaty may need to satisfy certification and other requirements, such as providing an IRS Form W-8BEN. A Non-U.S. Shareholder who wishes to claim distributions are effectively connected with a United States trade or business, may need to satisfy certification and other requirements, such as providing IRS Form W-8ECI. Other requirements, such as providing an IRS Form W-8IMY, may apply to Non-U.S. Shareholders that hold their shares through a financial intermediary or foreign partnership.

Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will exceed our current and accumulated earnings and profits, then the distribution will be subject to withholding at the rate applicable to dividends. The Non-U.S. Shareholder, however, may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution did, in fact, exceed our current and accumulated earnings and profits.

Capital Gain Dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended, which we refer to as “FIRPTA.” Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if the gains were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on these distributions at the same capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard to whether the distributions are designated by us as capital gain dividends. Distributions subject to the FIRPTA provisions may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder unless the Shareholder is entitled to treaty relief or other exemption. Treasury Regulations under FIRPTA require us to withhold 35% of any distribution that we could designate as a capital gain dividend.

Although the law is not entirely clear on the matter, it appears that amounts we designate as undistributed capital gains in respect of the common shares held by U.S. Shareholders would be treated with respect to Non-U.S. Shareholders in the same manner as actual distributions of capital gain dividends. Under that approach, Non-U.S. Shareholders would be able to offset as a credit against the U.S federal income tax liability their proportionate share of the tax paid by us on these undistributed capital gains. In addition, Non-U.S. Shareholders would be able to receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed their actual federal income tax liability.

Any capital gain dividend with respect to any class of stock which is “regularly traded” on an established securities market if the Non-U.S. Stockholder did not own more than 5% of such class of stock at any time during the one year period ending on the date of the distribution is treated as an ordinary dividend. Non-U.S. Stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty). In addition, the branch profits tax will no longer apply to such distributions.

Sales of Shares. Gain recognized by a Non-U.S. Shareholder upon a sale or exchange of shares generally will not be taxed under FIRPTA provided we are a “domestically controlled REIT.” In general we will qualify as a domestically held REIT if at all times during a designated testing period less than 50% in value of our shares are held (directly or indirectly) by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT” and that therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) its investment in our shares is “effectively connected” with its conduct of a U.S. trade or business, or (ii) the Non-U.S. Shareholder is an alien individual who is present in the United States for 183 days or more during the taxable year. A similar rule will apply to capital gain dividends not subject to FIRPTA.

Although we anticipate that we will qualify as a domestically controlled REIT, because our shares will be publicly traded, no assurance can be given that we will continue to qualify. If we are not a domestically controlled REIT, then whether or not a Non-U.S. Shareholder’s sale of the shares will be subject to tax under FIRPTA will depend on (i) whether or not the shares were regularly traded on an established securities market (such as the New York Stock Exchange) and (ii) the size of the seller’s interest in the shares. If gain on the sale of shares is subject to tax under FIRPTA, then a Non-U.S. Shareholder is subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such shares may be required to withhold 10% of the gross purchase price.

Federal Estate Taxes. In general, if an individual who is not a citizen or resident (as defined in the Internal Revenue Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual’s estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Tax Aspects of the Operating Partnership

General. The Operating Partnership holds substantially all of the Company’s investments. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of these Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership.

Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution, which we refer to as a “book-tax difference.” These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property. Consequently, the partnership agreement of the Operating Partnership requires allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who have contributed interests in appreciated properties to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets that have a book-tax difference, all taxable income attributable to the book-tax difference generally will be allocated to the contributing partners, and the Company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the acquisition of the properties. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership will cause the Company to be allocated lower depreciation and other deductions and possibly amounts of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of the sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements.

Treasury Regulations under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including the “traditional method” that may leave some of the book-tax differences unaccounted for, or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. For most property contributions, the Operating Partnership and the Company have determined to use the “traditional method” for accounting for book-tax differences with respect to the properties contributed to the Operating Partnership. As a result of this determination, distributions to stockholders will be comprised of a greater portion of taxable income and less return of capital than if another method for accounting for book-tax differences had been selected. The Operating Partnership and the Company have not determined which of the alternative methods of accounting for book-tax differences will be elected with respect to properties contributed to the Operating Partnership in the future.

With respect to any property purchased by the Operating Partnership, this property initially will have a tax basis equal to its fair market value and Section 704(c) of the Internal Revenue Code will not apply.

Basis in Operating Partnership Interest. The Company’s adjusted tax basis in its interest in the Operating Partnership generally:

•	will equal the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company;

•	will increase by its allocable share of the Operating Partnership’s income and its allocable share of debt of the Operating Partnership; and

•

will decrease, but not below zero, by the Company’s allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to the Company, and constructive distributions resulting from a reduction in the Company’s share of debt of the Operating Partnership.

If the allocation of the Company’s distributive share of the Operating Partnership’s loss exceeds the adjusted tax basis of the Company’s partnership interest in the Operating Partnership, the recognition of the excess loss will be deferred until such time and to the extent that the Company has an adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership’s distributions, or any decrease in the Company’s share of the debt of the Operating Partnership (such decreases being considered a cash distribution to the partners) exceed the Company’s adjusted tax basis, the excess distributions (including such constructive distributions) constitute taxable income to the Company. This taxable income normally will be characterized as long-term capital gain if the Company has held its interest in the Operating Partnership for longer than one year, subject to reduced tax rates described above for non-corporate U.S. Shareholders, to the extent designated by the Company as a capital gain dividend. Under current law, capital gains and ordinary income of corporations generally are taxed at the same marginal rates.

Sale of the Properties. The Company’s share of gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Prohibited transaction income also may have an adverse effect upon the Company’s ability to satisfy the income tests for qualification as a REIT. Under existing law, whether the Operating Partnership holds its property as inventory or primarily for sale to customers in the ordinary course of its trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with the Operating Partnership’s investment objectives.

Validity of the Securities

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by DLA Piper LLP (US) and for any underwriters or agents by counsel named in the applicable prospectus supplement.

Experts

The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

             Shares

% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25 Per Share)

PROSPECTUS SUPPLEMENT

Wells Fargo Securities

BofA Merrill Lynch

Raymond James

RBS

January     , 2011